Exhibit 99.1

Dear Nano Dimension Shareholders,

On behalf of the Board, I want to thank you for your continued investment in Nano Dimension. As the new CEO of the company, I am focused on building upon our many strengths while addressing challenges head-on.

The year 2025 has been both eventful and transformative. We are now at a pivotal moment in Nano Dimension’s evolution, shifting from M&A integration to scaling our technology platforms across global markets and improving financial performance. The Board has been fully reconstituted with Robert (Bob) Pons now serving as Chairman and Dr. Joshua Rosensweig joining in December of 2024. I joined the Board in February and Andrew (Andy) Sriubas joined the Board in June 2025. I then assumed the CEO role in September 2025. Since then, the Board has initiated a formal process to explore strategic alternatives designed to unlock the full potential of the company and maximize shareholder value, while continuing to build relationships with critical customers and market segments.

As of August 31, 2025, Nano Dimension’s balance sheet reflected strong liquidity with over $520 million in total cash, cash equivalents, deposits and investable securities, including Markforged and excluding any amounts related to Desktop Metal. The addition of Markforged, in the second quarter, expanded our reach into new markets and customers, bringing market-leading products and exceptional talent. While the Desktop Metal process has been challenging and cost-intensive, our balance sheet remains among the strongest in the industry. We also transitioned our financial reporting from IFRS to U.S. GAAP, a milestone that reinforces our commitment to the highest standards of financial transparency.

During a time of significant change and challenge, each of myself, Bob, Joshua, and Andy provided substantial time and valuable services to the company to stabilize the operations and preserve and enhance shareholder value. These efforts were above and beyond the services and time commitments typically required of directors and will continue for the foreseeable future. In recognition of these contributions and commitments, and to continue working toward long-term value creation for the benefit of shareholders, we are asking for approval of modest one-time payments and one-time grants of restricted stock units (RSUs) to such directors, each as described in greater detail in the proxy statement.

I recognize that Nano Dimension has faced a challenging period, but we now have a clear understanding of the value we can unlock through fiscal discipline and targeted growth opportunities. Since assuming the CEO role, I have increased efforts to focus our teams on disciplined execution and cost efficiency. I have also spent significant time with our global management teams, across our various businesses, to ensure we are targeting the best opportunities to unlock our differentiation and value. The teams’ dedication and expertise give me confidence that we can make a measurable impact across the multiple, forward-leaning and strategic industry segments leading the digital manufacturing revolution.

Together with Bob, we have demonstrated our confidence in the company’s future by personally purchasing shares of Nano Dimension’s common stock during the last quarter.

Looking ahead to 2026, we remain unwavering in our focus on driving long-term success for the company and its shareholders. I have great confidence in our people, our strategy and our technology. Through disciplined execution, we believe there is significant opportunity to create substantial value for our shareholders, and we have the right team in place to deliver on that vision.

With the proposed re-election of Andy and me, and the proposed election of Phillip Borenstein, we believe the company’s new Board composition brings strategic foresight and real-world operating experience at a critical time for Nano Dimension. I plan to leverage my technology sector experience and leadership in strategic turnarounds, while Andy’s experience leading commercial organizations and strategic planning and development teams, and Phillip’s experience in M&A, will each play a pivotal role in the company’s success.

We invite you to attend the Annual General Meeting of Shareholders, which will take place at the company’s headquarters located at 60 Tower Road, Waltham, MA 02541 and virtually, on Thursday, December 4, 2025, at 5:00 p.m., Israel time (10:00 a.m. EST). You may attend the Annual General Meeting of Shareholders in person or virtually via Microsoft Teams, Meeting ID: 314 066 704 235 2, Passcode: ke9B63zL. Details of the business to be conducted at the meeting are contained in the Notice of Annual General Meeting of Shareholders and Proxy Statement. Your vote is important to us. Even if you plan to join us in person, we encourage you to vote in advance.

On behalf of the Board of Directors and the executive management team, Bob and I thank you for your continued engagement and commitment. We respectfully ask that you vote in favor of the Board’s proposals at this year’s Annual General Meeting of Shareholders, either by proxy or in person.

We look forward to continuing to execute our strategy and maximizing value for you, our shareholders.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.